CECIL BANCORP, INC.

RESOLUTIONS OF THE BOARD OF DIRECTORS

RESOLVED, that the first sentence of Article III, Section 2 of the Bylaws be, and hereby is, deleted and replaced with the following:

The board of directors shall consist of such number of members within the limits specified in the Corporation’s Articles of Incorporation as determined from time to time by resolution of the entire board of directors provided that no such action shall affect the tenure of office of any director.  The board of directors shall be divided into three classes as nearly equal in number as possible.